08029486

JNITED STATES
AND EXCHANGE COMMISSION
shington, D.C. 20549

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Mail Processing Section
MAR 3 2008
Washington, DC 106

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-48481

AB* 3/11

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BETA CAPITAL MANAGEMENT, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue
(No. and Street)

Miami (City) | Florida (State) | 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Werner Grob | 305-358-8844 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) | Miami (City) | Florida (State) | 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

TA 3/24

OATH OR AFFIRMATION

I, Werner Grob, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beta Capital Management, L.P., as of December 31, 20 07 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Managing Director
(Title)

(Notary Public)

IDELMA D. HERVIS
MY COMMISSION # DD526471
EXPIRES: Mar. 7, 2010
(407) 398-0153 Florida Notary Service.com
NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BETA CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Beta Capital Management, L.P.
Miami, Florida

We have audited the accompanying statement of financial condition of Beta Capital Management, L.P. as of December 31, 2007. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beta Capital Management, L.P. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2008

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 2)	$	4,318,914
SECURITIES OWNED, AT MARKET (NOTE 2)		99,560
RECEIVABLE FROM BROKERS (NOTE 2)		250,430
PROPERTY AND EQUIPMENT (NOTE 4)		96,779
OTHER ASSETS		209,323
	$	4,975,006

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Commissions payable	$	1,014,100
Management fees payable (Note 5)		341,756
Accounts payable and accrued liabilities		331,594
Capital withdrawals payable (Note 5)		2,287,556
Total liabilities		3,975,006
LEASE COMMITMENTS (NOTE 6)		
PARTNERS' CAPITAL (NOTE 5)		1,000,000
	$	4,975,006

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Management, L.P. (the Partnership) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Partnership acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis, and are valued at quoted market or dealer quotes.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

Defined Contribution Plan

The Partnership maintains a 401(k) plan covering substantially all employees, with the Partnership matching up to 4% of employee payroll deferrals.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Partnership is not subject to income taxes as the taxable income or loss is reportable on the tax returns of its partners.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Partnership's securities transactions are provided by a brokerage firm whose principal office is in New York City. In addition, the Company maintains a clearing account with a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2007, $250,430 of receivable from brokers, $4,264,933 of cash and cash equivalents and securities owned, at market included in the accompanying financial statements, are due from and held by these brokers.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2007, the Partnership's "Net Capital" was $615,887 which exceeded the requirements by $350,887, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 6.45 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2007:

Furniture and fixtures	$	81,166
Leasehold improvements		55,252
Office equipment		230,442
		366,860
Less accumulated depreciation and amortization		270,081
	$	96,779

NOTE 5. RELATED PARTY TRANSACTIONS

Management Fees

The Partnership agreement provides for, among other things, a management fee payable to the general partner in an amount equal to 10% of gross revenues less commissions to brokers employed by the Partnership and referral fees and similar payments paid to other firms in the same line of business as the Partnership. At December 31, 2007, management fees of $341,756 were unpaid.

Capital Activity

During March 2007, the Partnership paid capital withdrawals of $1,604,315 which were authorized with an effective date of December 31, 2006. In June 2007, the Partnership paid out additional capital withdrawals of $1,000,000. Effective December 31, 2007, the Partnership authorized capital withdrawals of $2,287,556 which were payable as of December 31, 2007.

NOTE 6. LEASE COMMITMENTS

The Partnership is obligated under non-cancelable operating leases and service contracts for office space and equipment.

Approximate future minimum payments under non-cancelable operating leases and service contracts for years subsequent to December 31, 2007 are as follows:

2008	$	331,000
2009		309,000
2010		126,000
	$	766,000

NOTE 7. SETTLEMENT

During May 2007, a client of the Partnership, a foreign financial institution, alleged damages against the Partnership related to the actions of a former employee. The matter was settled for $1,000,000 in October 2007 and was paid in 2007. A claim for contribution and/or indemnification has since been initiated against the former employee. The likelihood of a favorable outcome to this action is unknown at this time.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

Naples:

5100 tamiami trail north
naples, florida 34103

239 332 5711
239 344 2222 fax

Ft. Myers:

12730 new brittany blvd.
suite 202
ft. myers, florida 33902

239 332 5711
239 344 2222 fax

World Wide Web:
www.kaufmanrossin.com

END